December 13, 2013

VIA EDGAR

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sonus Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 6, 2013
File No. 001-34115

Dear Mr. Gilmore:

On behalf of Sonus Networks, Inc. (“Sonus” or the “Company”), I hereby submit Sonus’ response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of comment, dated November 27, 2013, with respect to the above-referenced report filed under the Securities Exchange Act of 1934, as amended.

For the convenience of the Staff, the comments are included and followed by Sonus’ response. References in this letter to “we” and “our” refer to Sonus, unless the context indicates otherwise.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

1. We note management’s references to key performance metrics in your earnings calls for the fourth quarter of 2012 and the first, second and third quarters of 2013. These metrics included (1) revenue from SBC products, (2) new customer growth, (3) percent of product revenue generated from the channel and the enterprise and (4) path toward profitability. While revenue from SBC products and new customer growth are discussed in Results of Operations, revenue generated from channel partners and path toward profitability are not discussed. In the earnings calls, these performance metrics were used to evaluate the company’s overall success and strategy, particularly its transition from a media gateway trunking business to an SBC business. Tell us what consideration you gave to identifying these performance metrics in the Overview section of the Management’s Discussion and Analysis and disclosing why management considers these metrics important to understanding the company’s business and financial condition, changes in financial condition and results of operations. As appropriate, please include similar disclosure as a known trend or uncertainty in the future quarterly and annual reports that you file. Refer to Item 303(a) of Regulation S‑K and Section III.B SEC Release 33‑8350.

Response

In preparing our Management’s Discussion and Analysis (“MD&A”) disclosure for our Form 10-K for the fiscal year ended December 31, 2012, we focused our discussion of product revenue on revenue generated from product types (i.e., trunking and communication applications products vs. SBC products) and new customer revenue because we considered those metrics to be the factors that were the most material to our revenue performance as we transition our company from a media gateway trunking business to an SBC business. We further included disclosure of our expectation that our product revenue for 2013 would increase from 2012 levels primarily due to increased sales of our SBC products because we believed that sales of SBC products would be the most significant contributing factor to our future revenue performance.

We concluded that our product revenue generated through our indirect channel sales program and also from sales, either direct or indirect, to enterprise customers, were not material to our 2012 fiscal year financial results as the channel program was formally initiated in May 2012 and as such we concluded to not provide detailed metrics or financial results in our Form 10-K filing. We determined to provide more general disclosure relative to our indirect sales channel program and our expectation for its continued expansion of our overall market and customer base within the Overview section of MD&A. In addition, we noted that the intention of the indirect sales channel program was initially to focus primarily on enterprise customer expansion.

We did not include specific discussion of our path to profitability in MD&A because our profitability is driven by our performance with respect to each of the specific metrics that are discussed in MD&A. Further we believe that a discussion of the principal factors contributing to our overall performance with respect to profitability would have been duplicative to the disclosure already provided with respect to the individual contributing metrics.

We will specifically review all key performance metrics outlined in our earnings calls and press releases and evaluate each to determine if disclosure is warranted within MD&A on a go forward basis. In future filings, we will provide disclosure and discussion regarding all material and relevant performance metrics that our management considers most important to understanding our business and financial condition, changes in financial condition and results of operations. We will also include disclosure as to known trends or uncertainties with respect to these performance metrics in future quarterly and annual reports as addressed in Item 303(a) of Regulation S-K and Section III.B SEC Release 35-8350.

Notes to Consolidated Financial Statements

Note (2) Basis of Presentation and Summary of Significant Accounting Policies

Significant Accounting Policies

Revenue Recognition, page 56

2. Please clarify whether you sell your non-software related products and services (i.e., hardware containing essential software) and your software-only products as part of a multi-element arrangement. If so, please tell us how you allocate revenue to the deliverables in these arrangements, including any undelivered maintenance and support services for the non-software and software elements. Please refer to ASC 985-605-25-10(f).

Response

Sonus’ historical arrangements with multiple elements have typically included products that include a combined hardware and software solution and would thus be subject to the guidance in ASC  ‑25. There have been certain instances where the Company has sold both a combined hardware and essential software product solution, relevant services and software-only products as part of a multiple-element arrangement requiring consideration as noted above.

If an arrangement contains elements that are within the software revenue recognition guidance (software deliverables) and deliverables outside the scope of the software revenue recognition guidance (non-software deliverables), pursuant to ASC 985‑605‑25‑10(f) the total arrangement consideration is allocated to the software deliverables as a group and to the individual non-software deliverables based on their relative selling prices pursuant to the multiple-element arrangements guidance in ASC 605‑25‑15‑3A.

If an undelivered element (such as maintenance and support services) relates to both the software-only and non-software deliverables, we bifurcate the consideration allocated to the undelivered element into a non-software component and the software-only component using the relative selling price method.

The consideration allocated to the non-software deliverables is recognized as revenue in accordance with the appropriate revenue recognition guidance, including the general revenue recognition criteria included in SAB Topic 13 and the multiple-element arrangements guidance in ASC 605‑25. The consideration allocated to the software-only deliverables as a group are recognized as revenue in accordance with the software revenue recognition guidance in ASC 985‑605.

In response to the Staff’s comment we plan to include additional disclosure in our Revenue Recognition Accounting Policy in future filings in substantially the following form:

For multiple-element arrangements that include both software-only products and non-software products the Company allocates the total arrangement consideration to the software-only deliverables as a group and to the individual non-software deliverables based on their relative selling prices. If an undelivered element (such as maintenance and support services) relates to both the software-only and non-software deliverables the Company bifurcates the consideration allocated to the undelivered element (such as maintenance and support services) into a non-software component and the software-only component using the relative selling price method. The consideration allocated to the non-software and software-only deliverables is recognized in accordance with the guidance set forth in this footnote.

3. We note from your disclosure on page 57 that your product and service offerings contain a significant level of customization and differentiation. We also note you had a large multi-year project with Bahamas Telecommunications Company Ltd. that was completed in fiscal 2011. Please tell us whether your arrangements require significant production, modification or customization of your products and how you have accounted for these arrangements, including your consideration of the guidance under ASC 605‑35.

Response

The disclosure on page 57 pertains to our assessment of our product compared to other competitors for the purposes of assessment and application of whether third-party evidence should be utilized to determine the fair value under the relative selling price method. The customization and differentiation referenced in this disclosure is intended to indicate the unique features and functionality of the Company’s products in evaluating whether competitor products are similar in nature such that third-party evidence could be obtained in relation to price. The disclosure is not meant to indicate that there is a significant level of customization that may be required with respect to the Company’s off-the-shelf product and service offerings when sold to customers.

The Company’s products are considered off-the-shelf product as they can be added to an arrangement with insignificant changes in the underlying software code and can be used by the customer for the customer's purposes upon installation. There is no significant production, customization or modification to the off-the-shelf software as it can typically be used as is for customer purposes. Complex interfaces are not necessary for the Company’s software to be functional in the customer’s environment.

Services provided by Sonus typically involve minor enhancements, design and/or standard implementation or integration of our product into the customer’s network or environment. The services work performed by Sonus does not result in significant alteration to the features and functionality of the off-the-shelf software code. In most arrangements the Company enters into, the service and product elements are stated separately and described such that the total price of the arrangement would vary as a result of the inclusion or exclusion of the services. Sonus has historically determined that the services are not essential to the functionality of the other elements of the arrangement, and consequently should be accounted for separately

In consideration of the nature of the Company’s arrangements discussed above, the Company does not believe these arrangements are within the scope of ASC 605‑35 Revenue Recognition - Construction-Type and Production-Type Contracts.

In response to the Staff’s comment we will revise the disclosure in our Revenue Recognition Accounting Policy in future filings in substantially the following form:

When VSOE is not established, the Company attempts to establish the selling price of each element based on third-party evidence of selling price (“TPE”). The Company's solution typically differs from that of its peers as there are no similar or interchangeable competitor products or services. The Company's various product and service and maintenance offerings contain a significant level of unique features and functionality and therefore, comparable pricing of competitors' products and services with similar functionality cannot be obtained. Accordingly, the Company is not able to determine TPE for its products or services.

Accounting for Income Taxes, page 60

4. We note your disclosure regarding your cumulative undistributed foreign earnings that you plan to reinvest permanently. Please tell us your consideration for disclosing the amount of your unrecognized deferred tax liability related to these earnings or including a statement that determination of such amount is not practicable. Refer to ASC 740‑30‑50‑2(c).

Response

In response to the Staff’s comment and in accordance with ASC 740‑30‑50‑2(c), in future filings we plan to include additional disclosure in substantially the following form.

Sonus has not provided for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries, as the Company plans to permanently reinvest these amounts. Cumulative undistributed foreign earnings were approximately $19 million at December 31, 2012 and approximately $20 million at December 31, 2011. Generally, the undistributed foreign earnings become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. We do not believe it is practicable to estimate with reasonable accuracy the hypothetical amount of the unrecognized deferred tax liability on our undistributed foreign earnings given the large number of tax jurisdictions involved and the many factors and assumptions required to estimate the amount of the U.S. federal income tax on the undistributed earnings after reduction for the available foreign tax credits.

Note (17) Income Taxes, page 78

5. We note that your reconciliation of the effective tax rate includes a line item with the caption “Foreign dividends”. Please tell us whether or not this line item represents repatriation of foreign earnings during the periods presented. If it does, please tell us the nature, amount, timing and special circumstances surrounding each repatriation and tell us how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740‑30‑25‑17 and 18 for undistributed earnings that are intended to be indefinitely reinvested. Please also describe the type of evidence that sufficiently demonstrates that remittance of earnings will be postponed indefinitely as disclosed on page 60.

Response

The “Foreign dividends” referred to in the effective tax rate disclosure relate to specific undistributed earnings of foreign subsidiaries that, based on U.S. income tax law (IRC Sec 956), are includable in U.S. income although not actually repatriated. The application of U.S. income tax laws that require the income inclusion does not impact our assertion with regard to the remaining undistributed earnings being permanently reinvested in nature.

In making its determinations when evaluating the criteria for indefinite reinvestment under ASC 740‑30‑25‑17, the Company considers the following factors which it believes provides sufficient evidence to demonstrate that remittance of earnings will be postponed indefinitely. These factors include:

•
The Company does not require cash from its foreign subsidiaries to be available in the United States to support its operations. The Company has accumulated a significant cash (including marketable securities and long-term investments) balance in the United States of over $270 million at December 31, 2012, to support operating activities in the United States.

•	The foreign subsidiaries are sales or services offices that do not generate sufficient cash to sustain their own operating plans and are thus funded by the US parent.

•
There is no planned change relative to the Company’s financing structure on a consolidated basis or within any foreign subsidiary that would impact the need to repatriate foreign earnings or change the permanent reinvestment status.

•	There has not been a history of dividends being provided from the foreign subsidiaries.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/s/ Mark T. Greenquist
Chief Financial Officer

cc:	Jeffrey M. Snider, Senior Vice President, Chief Administrative Officer and General Counsel
Jonathan Wolfman, Wilmer Cutler Pickering Hale and Dorr LLP
Jay Bothwick, Wilmer Cutler Pickering Hale and Dorr LLP